[IRON FINANCIAL MANAGEMENT, INC. Letterhead]

Letter Agreement

July 14, 2006

To: Unified Series Trust
431 North Pennsylvania Street
Indianapolis, Indiana 46204

Dear Sirs:

You have engaged us to act as the sole investment advisor to the Iron Strategic Income Fund (the "Fund") pursuant to a Management Agreement approved by the Board of Trustees on February 12, 2006 (the "Agreement").

We hereby agree to waive our fees and/or reimburse the Fund's operating expenses, but only to the extent necessary to maintain the Fund's net operating expenses, excluding brokerage fees and commissions, 12b-1 fees (if any), borrowing costs (such as interest and dividend expenses on securities sold short), taxes and extraordinary expenses at 1.50% of its average daily net assets for the period from commencement of the Fund's investment operations through September 30, 2008. Each fee waiver and expense reimbursement is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or expense was incurred, provided that the Fund is able to make the repayment without exceeding the 1.50% expense limitation.

Very truly yours,

IRON FINANCIAL MANAGEMENT, INC.

By: ______________ - President
Aaron Izenstark, President

Acceptance

The foregoing Agreement is hereby accepted.

UNIFIED SERIES TRUST

By: ______________
Anthony J. Ghoston, President

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